U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number 333 205 25

                                                          CUSIP Number 825837107

Form 10-K

For Period Ending: 12/31/00

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PART I: REGISTRANT INFORMATION
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Full Name of Registrant: Sickbay Health Media, Inc. ("SKBY")

Address of Principal Executive Office: 510 Broadhollow Road, Suite 300, Melville, New York 11747, (631) 694-0040

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PART II:  RULES 12B-25(B) AND (C)
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        It is anticipated that the subject Annual Report on Form 10-K will be filed within the next several days.

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PART III: NARRATIVE
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         The Registrant has not completed its Annual Report on Form 10-K for the period ended December 31, 2000, due to administrative delays.



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PART IV:  OTHER INFORMATION
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         (1)      Name and telephone number of person(s) to
                  contact in regard to this notification

                  Mark Basile, Chairman & CEO                    631-694-0040
                  Allen Motola, President                        631-694-0040

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] YES   [ ] NO

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] YES   [X] NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company is a start-up business. In the fiscal year ended December 31, 2000, the Company realized revenues of approximately $1,100,000 during the year, and incurred an operating loss of approximately $4,000,000. The Company expects its audited financial statements as at and for the fiscal year ended December 31, 2000 to be qualified by a "going concern" qualification.


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SICKBAY HEALTH MEDIA, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: March 28, 2001

                                                  SICKBAY HEALTH MEDIA, INC.
                                                  (formerly known as
                                                   Sickbay.com, Inc.)

                                                  By /s/ MARK BASILE
                                                     ---------------------------
                                                         Mark Basile,
                                                         Chairman and Secretary



                                                  By /s/ DR. ALLEN MOTOLA
                                                     ---------------------------
                                                         Dr. Allen Motola
                                                         President and Treasurer